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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                                OHM Corporation
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock $.10 par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  670839 10 9
        _______________________________________________________________
                                (CUSIP Number)

                    Herbert A. Getz, Senior Vice President,
                         General Counsel and Secretary
                            Waste Management, Inc.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60523
                                (630) 572-8840
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Waste Management, Inc.
      IRS Identification No. 36-266073
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             700,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              700,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    700,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                     PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Chemical Waste Management, Inc.
      IRS Identification No. 36-2989152
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 670839 10 9                                     PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rust International Inc.
      IRS Identification No. 63-1081055
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 relates to the original statement on Schedule 13D, as amended by Amendments No. 1 and 2 (the "Original Schedule 13D"), with respect to the common stock, $.10 par value (the "Common Stock"), of OHM Corporation, an Ohio corporation (the "Issuer"). This Amendment supplements and amends the Original Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed them in the Original Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------

     Pursuant to the Second Amended and Restated Share Repurchase Agreement dated as of February 17, 1998 (the "Repurchased Agreement") (which was included as Exhibit 1 to Amendment No. 2), Rust Remedial Services Holding Company, Inc.,
(i) tendered 7,132,619 shares of Common Stock of the Issuer into the offer by IT-Ohio, Inc. for 13,933,000 shares of Common Stock of the Issuer (the "Offer"), and (ii) sold to the Issuer on February 25, 1998 2,535,381 shares of Common Stock. As a result of such disposition of shares of Common Stock, none of WMX, CMW or Rust beneficially owns any shares of Common Stock, except (i) possibly for the small number of shares of Common Stock not taken up in the Offer and are to be repurchased by the Issuer pursuant to Section 2.4(c) of the Repurchase Agreement and (ii) for the 700,000 Warrant Shares that are issuable under the Warrants held by WMX (which, if issued, would represent approximately 2.7% of the total number of shares of Common Stock outstanding) and are to be cancelled pursuant to Section 4.8 of the Repurchase Agreement.

     (e) As of February 25, 1998, each of WMX, CMW and Rust ceased to be the beneficial owner of more than five percent of the Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           WASTE MANAGEMENT, INC.


                           By: /s/ Herbert A. Getz
                               -----------------------------------------
                               Herbert A. Getz
                               Senior Vice President,
                               General Counsel and Secretary



Dated: February 25, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           CHEMICAL WASTE MANAGEMENT, INC.


                           By: /s/ Thomas A. Witt
                               ----------------------------------------
                               Thomas A. Witt
                               Secretary



Dated: February 25, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Industrial Services Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                           RUST INDUSTRIAL SERVICES INC.


                           By: /s/ Herbert A. Getz
                               ---------------------------------------
                               Herbert A. Getz
                               Vice President



Dated: February 25, 1998